

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Greg Swyt
Chief Financial Officer
Ichor Holdings, Ltd.
3185 Laurelview Ct.
Fremont California 94538

>   **Re: Ichor Holdings, Ltd.**
>   **Form 10-K For Fiscal Year Ended December 31, 2022**
>   **Form 10-Q For Fiscal Quarter Ended June 30, 2023**
>   **Filed August 9, 2023**
>   **File No. 001-37961**

Dear Greg Swyt:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q For Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Results, page 19

1.   We note you present non-GAAP financial measures you identify as Non-GAAP net income and Non-GAAP diluted EPS. We also note you added back the tax expense from your valuation allowance in the reconciliation for three and six-month periods ended June 30, 2023. In addition, it appears your tax adjustments related to your Non-GAAP adjustments resulted in the realization of income tax benefits for the three and six-month periods ended June 30, 2023. Please address the following:

   •   Explain to us, and revise your future filings to clarify, how you determined your non-GAAP financial measures comply with Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP

Financial Measures;
- Given that you had Non-GAAP net income of $707,000 and $11,835,000 for the three and six-months periods ended June 30, 2023, specifically explain how, and why, you determined it was appropriate to record income tax benefits related to your non-GAAP adjustments for the same periods presented; and
- Demonstrate to us how you calculated the income tax adjustments for the three and six-month periods ended June 30, 2023. Based on the amounts of each income tax adjustment, tell us the effective income tax rate related to your non-GAAP financial measures for each period and explain how you concluded the income tax adjustments result in income tax benefits commensurate with each non-GAAP financial measure.

This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing